

Mail Stop 3720

September 23, 2016

T. Andrew Smith
Chief Executive Officer
Brookdale Senior Living, Inc.
111 Westwood Place, Suite 400
Brentwood, TN 37027

      Re: **Brookdale Senior Living, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Response Dated August 10, 2016
              File No. 1-32641

Dear Mr. Smith:

We have reviewed your August 10, 2016 response to our comment letter and have the following comment. Please comply in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

We note your response to comment one and that you continue to adjust your non-GAAP measures, CFFO and Adjusted CFFO, to include "CFFO from unconsolidated ventures." This presentation appears to substitute an individually tailored measurement method for the one in GAAP. Please revise accordingly. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications